Mine Safety Appliances Company

121 Gamma Drive

RIDC Industrial Park

O’Hara Township

Pittsburgh, PA 15238

412-967-3000

December 7, 2007

Mr. Jay Webb

Reviewing Accountant Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 6010

Re:	Mine Safety Appliances Company

Form 10-K for the year ended December 31, 2006

Filed February 28, 2007

Form 10-Q for the quarter ended September 30, 2007

Filed November 2, 2007

File No. 001-15579

Dear Mr. Webb:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to our Form 10-K for the year ended December 31, 2006 filed on February 28, 2007 and Form 10-Q for the quarter ended September 30, 2007 filed on November 2, 2007 (File No. 001-15579), as set forth in your letter dated November 28, 2007.

For reference purposes, the text of your letter has been reproduced in this letter with our responses below each numbered comment.

Form 10-K for the year ended December 31, 2006

Note 8 – Stock Plans, page 46

1.	We note that you issued restricted stock awards to eligible directors; however, it is unclear how you accounted for and valued them. Please expand your disclosures in future filings to clarify how you accounted for and valued restricted stock awards.

Response: We value restricted stock awards granted to eligible directors at the fair market value of the stock on the grant date in accordance with FAS 123(R), “Share-Based Payment”. We recognize an expense for the value of the restricted stock awards over the three year vesting period or on the grant date in the case of awards made to retirement-eligible directors. All eligible directors are elected members of the board of directors and are accordingly treated as employees under FAS 123(R).

We will expand our disclosures related to the accounting for and valuation of restricted stock awards for eligible directors beginning with our Form 10-K for the year ending December 31, 2007.

Note 17 – Acquisitions, page 56

2.	We note that in January 2006, you formed a new South African holding company in which Mine Workers Investment Company holds a 25.1% ownership interest. We also note your existing South African company, MSA Africa, and Select PPE are operating independently under the newly-established South African holding company. It appears that Mineworkers Investment Company is not a related party to Mine Safety Appliances Company. If that is the case, please explain to us how you accounted for the formation and financial information of your new South African holding company in greater detail. Please explain to us how you considered the impact of ARB 51 and its minority interest accounting guidance when accounting for the referenced holding company formation as well as the guidance at SAB 51.

Response: The South African holding company was a newly-established company that was formed through the proportionate subscription of common shares by Mine Safety Appliances Company and Mineworkers Investment Company, an unrelated third party.

We account for the minority interest by attributing the applicable share of the South African holding company results to minority interest in accordance with paragraphs 14-15 of ARB 51, “Consolidated Financial Statements”. Our total liability for minority interests was $0.9 million at December 31, 2006 and $1.2 million at September 30, 2007, which was deemed insignificant for separate presentation on our consolidated balance sheets. The minority interest was classified within non-current liabilities at December 31, 2006 and September 30, 2007. In our Form 10-K for the year ending December 31, 2007, we will expand our disclosure to more clearly describe our accounting and reporting for minority interests, including a disclosure of the minority interest classification in the consolidated balance sheets.

Prior to the formation of the South African holding company, we owned 100% of MSA Africa. In January 2006, we acquired 100% ownership of Select Personal Protective Equipment (Select PPE). At the same time, both MSA Africa and Select PPE were contributed to the new South African holding company in exchange for a 74.9% common ownership interest in the holding company, preferred stock and interest-bearing notes receivable. Mineworkers Investment Company (“MIC”) holds the remaining 25.1% common ownership interest in the South African holding company. In connection with this transaction we issued 37,650 common shares at a price of $0.7 million to MIC. The carrying value of these shares was $0.8 million on the date of the transaction. Accordingly, we recognized a loss of $0.1 million, net of tax benefit, in connection with this transaction. We have elected to account for the $0.1 million after-tax loss within net income and have applied this method consistently in accordance with SAB Topic 5-H, “Accounting of Sales of Stock by a Subsidiary”. Additionally, as a result of the loss recognized above we assessed our investment in the holding company for impairment and concluded that no impairment write-off was deemed necessary at December 31, 2006.

In our Form 10-K for the year ending December 31, 2007, we will expand our disclosure with respect to the South African holding company as described above in accordance with SAB Topic 5-H, including the disclosure of the related accounting policies employed with respect to issuances of subsidiary stock.

Form 10-Q for the quarter ended September 30, 2007

Condensed Consolidated Balance Sheet, page 3

3.	We note your shareholders’ equity includes deferred stock compensation of ($1,836,000) at December 31, 2006 and ($3,594,000) at September 30, 2007. Please note that the compensation cost for an award of share-based employee compensation classified as equity shall be recognized over the requisite service period, with a corresponding credit to equity (generally, paid-in capital) based on paragraph 39 of SFAS 123(R). Please explain to us the nature of the deferred compensation balances and how you accounted for them, citing the accounting literature that supports your current presentation of deferred stock compensation. Also please tell us how your accounting for deferred compensation is consistent with SFAS 123(R) and SAB 107.

Response: Paragraph 39 of SFAS 123(R), “Share-Based Payment”, requires that compensation cost for an award of share-based compensation classified as equity be recognized over the requisite service period, with a corresponding credit to equity. The requisite service period is the period during which the employee is required to provide service in exchange for the award.

The deferred stock compensation balances that we reported at December 31, 2006 and September 30, 2007, represent the nonvested value of restricted stock awards made to employees and eligible directors. On the date that we grant restricted stock awards, we credit common stock for the value of the awards with a corresponding charge to deferred stock compensation, a contra-equity account, for the nonvested value. We reduce the deferred stock compensation balance as restricted stock award expense is recognized.

After further reviewing the transition provisions of paragraph 74 of FAS 123(R) and related guidance in SAB 107, we believe that the deferred stock compensation balance should be eliminated against additional paid-in capital or, in our case, common stock.

We have assessed the impact of this error on our prior year and current year interim financial statements under SAB 99, “Materiality”, and have concluded that the error is both quantitatively and qualitatively immaterial to all prior periods presented. We do not believe that the impact of this change on our historical financial statements is significant, as there is no impact to expense or total shareholders’ equity. We will eliminate the deferred compensation account in accordance with paragraph 74 of FAS 123(R) in our Form 10-K for the year ending December 31, 2007. Additionally, we will reclassify the deferred stock compensation balances to common stock for all comparative years reported in our Form 10-K for the year ending December 31, 2007 and include a relevant disclosure in the footnotes describing the nature of the reclassification. Our audit committee and SEC counsel have concurred with our conclusion.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the Form 10-K and Form 10-Q filings. We further acknowledge that the SEC staff comments or changes to disclosures in response to such staff comments do not foreclose the Commission from taking any action with respect to the filing and that we may not assert staff comments as a defense in any proceedings initiated by the Commission or any other person under the federal securities laws of the United States.

Please feel free to contact me should you require further information or have any questions.

Sincerely,

/s/ Dennis L. Zeitler
Dennis L. Zeitler
Chief Financial Officer